SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2011

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

TABLE OF CONTENTS

Message from the Management

Invitation

Notice of Meeting

Matters to be resolved in the AGM

1.

Management Report, Accounting Statements and Tax Board’s Opinion, related to the year 2010.

2.

Appropriation of net profit for the year and distribution of compensation to shareholders.

3.

Election of members of the Board of Directors, one of them will be elected as Chairman

4.

Election of members of the Tax Board and respective deputies

5.

Establishment of the compensation of the members of the Board of Directors, Tax Board and Executive Management.

 (Attachment I –Information Provided for in Item 13 of the Reference Form, in compliance with Art. 12 of CVM (Securities and Exchange Commission) Instruction No. 481/09)

2

Message from the Management

The beginning of a new era

More than a change in shape and colors, the new brand of Eletrobras, launched in 2010, after months of integrated work involving tens of professionals, symbolized the company’s reinvention, increasingly prepared for new eras. Profound management changes presented more consistently their results last year. Therefore, 2010 is already a milestone in the Eletrobras’ history.

After almost three years since de beginning of the Transformation process, Eletrobras ended 2010 celebrating strategic victories, such as the exit from the primary surplus calculation, the opening of offices abroad and the effective participation in the greatest works of electric power infrastructure of the country.

Most of the reliability acquired and consolidated by Eletrobras in 2010 was based on the deployment of a crucial and new document to our companies: the first Integrated Strategic Plan. Gathering Eletrobras’ mission, values and vision for 2020, the plan derived from the joint effort of professionals of all companies and it started the creation of the business plans that will guide our performance in the next years.

With increasingly professional management and transparency, Eletrobras did not have problems to raise more than US$ 1 billion in the international market in order to leverage the development of its businesses in Brazil and abroad, only in 2010. The recognition that Eletrobras is one of the world’s largest electric power companies – and the third one in clean energy – was strengthened with the active participation of the company, for the first time, in the World Energy Congress, held in September, in Montreal, Canada, which brought together representatives of the electric power sector from 93 countries. The company has already participated in the event as an active member of e8 – group that brings together electric power companies from the countries of G8.

Consistent in its purpose of being the world’s largest global system of clean energy by 2020 – vision expressed in the Integrated Strategic Plan - Eletrobras will continue, in 2011 and following years, to invest in hydroelectric plants, wind power, energy efficiency, transmission and country’s development, bringing electricity in a sustainable way to more and more people.

The market already recognizes such effort, expressed in the maintenance of the company, for the fourth consecutive year, in the Corporate Sustainability Index (ISE), the São Paulo Stock Exchange and crowned, in 2010, with the inclusion of Eletrobras in the first edition of the Carbon Efficient Index, organized by BNDES and BM&FBovespa.

All victories achieved by the Eletrobras companies in auctions of hydroelectric developments and transmission lines, which will ensure, at least, 20 thousand more MW to the country’s growth in the next years, all advances obtained in business efficiency, all prestige granted by the market and all challenges overcame in 2010 show that Eletrobras definitely began a new era of being a mega-company.

3

Invitation

Date: June 16, 2011

Time: at 3:00 p.m.

Place: Company’s Headquarter, Setor Comercial Norte [Northern Business Sector], Quadra 04, Bloco “B”, No. 100, Sala [room] 203 of Edifício Centro Empresarial VARIG – Brasília – DF

Matters:

Annual General Meeting

1.    Management’s Report, Accounting Statements and Tax Board’s Opinion, related to the year ended December 31st, 2010.

2.    Appropriation of net profit for the year and distribution of compensation to shareholders.

3.    Election of members of the Board of Directors, one of them will be elected as Chairman.

4.    Election of members of the Tax Board and respective deputies.

5.    Establishment of the compensation of the members of the Board of Directors, Tax Board and Executive Management.

4

Notice of Meeting

MINISTRY OF MINES AND ENERGY

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

 (Publicly-held company)

Brazilian Registry of Legal Entities (CNPJ/MF) No. 00001180/0001-26

NOTICE OF MEETING

51st Annual General Meeting

The shareholders of Centrais Elétricas Brasileiras S.A - Eletrobras – are hereby invited to attend the Annual General Meeting to be held at the Company’s Headquarter, in Brasília, Setor Comercial Norte, Quadra 04, Bloco “B”, No. 100, Sala 203 of Edifício Centro Empresarial VARIG – Brasília – DF, on June 16th, 2011, at 3:00 p.m., in order to resolve on the following Agenda:

1.    Management’s Report, Accounting Statements and Tax Board’s Opinion, related to the year ended December 31st, 2010.

2.    Appropriation of net profit for the year and distribution of compensation to shareholders.

3.    Election of the members of the Board of Directors, one of them will be elected as Chairman.

4.    Election of members of the Tax Board and respective deputies.

5.    Establishment of the compensation of the members of the Board of Directors, Tax Board and Executive Management.

In compliance with Instruction No. 165, of 12.11.91, of Securities and Exchange Commission, the minimum percentage of interest in the voting Capital needed to the requisition for the multiple vote adoption will be 5% (five percent).

In order to attend this Meeting (5th Art., caput, of CVM Instruction No. 481, of 12.17.2009), the shareholder or his/her legal representative must submit the following documents:

•         Official Photo Identification Card;

•         Certified copy of the updated By-laws, if legal entity;

•         Original document or certified copy of proxy granted by the shareholder; and

•       Original document of the share status statement provided by the depository institution or custody, with the identification of his/her condition as shareholder.   Documents mentioned above must be submitted until June 1st, 2011, to the Departamento de Administração do Capital Social – DFS (Department for the Capital Stock Management), Divisão de Gestão dos Direitos dos Acionistas - DFSA (Shareholders’ Rights Management Division), at Avenue Presidente Vargas, No. 409 – 9th andar [floor], in the City of Rio de Janeiro, RJ, from 8:00 a.m. to 12:00 p.m. and from 2:00 p.m. to 5:00 p.m..

All documents related to the matter that will be resolved in the Annual General Meeting, under the terms of Art. 135, 3rd paragraph of Act No. 6.404/76 and Art. 11 of CVM Instruction No. 481, edited on 12.17.2009, are available in the Department for the Capital Stock Management, Shareholders’ Rights Management Division, at Avenue Presidente Vargas, No. 409 – 9th floor, in the City of Rio de Janeiro, RJ and in the web pages of the Company (htpp://www.eletrobras.com.br/ri) and the Securities and Exchange Commission – CVM (htpp://www.cvm.gov.br).

Rio de Janeiro, May 12, 2011.

MÁRCIO PEREIRA ZIMMERMANN

Chairman of the Board of Directors

Annual General Meeting

INFORMATION TO SHAREHOLDERS

ITEM I

5

Management’S Report, Accounting Statements and Tax Board’s Opinion, reLATED TO the year 2010.

Dear Shareholders,

The Management’s Report, the Accounting Statements and the Tax Board’s Opinion, related to the year 2010, are available in the website of Eletrobras, at:

www.eletrobras.com.br/elb/ri

Rio de Janeiro, May 16, 2011.

José da Costa Carvalho Neto

President

6

ANNUAL GENERAL MEETING

INFORMATION TO SHAREHOLDERS

ITEM II

APPROPRIATION OF NET PROFIT FOR THE YEAR AND DISTRIBUTION OF COMPENSATION TO SHAREHOLDERS

Dear Shareholders,

The Eletrobras’ accounting statements, related to the year ended December 31, 2010, present a net profit of R$ 2,247,913 thousand.

Therefore, in order to determine the dividend proposed, the following aspects were taken into consideration:

Based on Act. 6.404/76, amended by Acts 9.457, of 05.05.1997, and 10.303, of 10.31.2001, and on the Eletrobras’ By-laws, in its 8th art., 1st and 2nd paragraphs establish that the minimum dividend attributable to “A” and “B” preferred shares corresponds to 8% and 6%, respectively, computed on part of the capital represented by such share type, which is equivalent, in 2010, to R$ 2.17 and R$ 1.63 per share, respectively. A minimum dividend of R$ 0.83, computed on part of the capital represented by such share type, was established to common shares.

In addition, the Decree without number of 09/29/2010 authorized Eletrobras to increase its capital with shares subscription by using the amount equivalent to the Advances for Future Capital Increases (AFACs). The Board of Directors, through Resolution No. 167/2010, of 06/29/2010 and the 155th Extraordinary General Meeting – EGM of Eletrobras, of 01/11/11, approved the capital increase in the amount equivalent to R$ 5,148,764,252.10 (five billion, one hundred and forty-eight million, seven hundred and sixty-four thousand, two hundred and fifty-two Reais and ten cents), which was approved by considering the particular subscription of shares to the holders of common shares and class “A” and “B” preferred shares, which resulted in the issuance of 220,277,010 new shares, distributed as follows: 182,026,770 common shares (ON) and 38,250,240 class “B” preferred shares.  In this respect, the other shareholders of the company were entitled to the preference for subscription, proportionally to the number of shares that they had before such increase, in compliance with provision set forth in caput of art. 171 of Act 6.404/76. There was no subscription in class “A” preferred shares, considering that those shares could only be subscribed until June 1969, according to 1st paragraph of 8th art. of the Eletrobras’ By-laws.  The preference was given to the shareholders that were attending in the day when the EGM was held, on 01/11/11, in the period from 01/14/11 to 02/14/11, according to the 4th paragraph of art. 171 of Act 6.404/76. The same rights of the other shares that compose the Eletrobras’ capital stock were attributed to the shares of the subscription. The aforementioned increase was homologated by the 157th Extraordinary General Meeting – EGM – of Eletrobras, held on 03/16/11, and the capital stock of R$ 26,156,567,211.64 (twenty-six billion, one hundred and fifty-six million, five hundred and sixty-seven thousand, two hundred and eleven Reais and sixty-four cents) was increased to R$ 31,305,331,463.74 (thirty-one billion, three hundred and five million, three hundred and thirty-one thousand, four hundred and sixty-three Reais and seventy-four cents), divided into 1,087,050,297 common shares, 146,920 class “A” preferred shares and 265,436,883 class “B” preferred shares, all of them without par value.    Therefore, the shares issued, as a result of the mentioned subscription, will be remunerated with the same amount of dividends per share, to be approved at the 51st Annual General Meeting – AGM – to be held on 06/03/2011, distributed to all shares forming the Eletrobras’ capital.

Rio de Janeiro, May 16, 2011.

José da Costa Carvalho Neto

President

7

ATTACHMENT I

APPROPRIATION OF THE NET PROFIT

 (ATTACHMENT 9-1-II OF CVM INSTRUCTION 481/09)

1 – Inform the net profit for the year

R$ 2,247,913 thousand

2 – Inform the global amount and the amount per share of dividends, including advance dividends and interests on equity that has already been declared.

Shares	Amount per share	Amount in R$ thousand
Common	0.83224516954	753,201
“A” Preferred	2.17404368384	319
“B” Preferred	1.63053328032	370,436
Total		1,123,956

i- Compensation for new shares of Capital Stock

In accordance with the decision of the 155th EGM, to ensure the shares issued by the 157th EGM, as Interest on Own Capital, the same remuneration per share attributed to that the outstanding shares on 31.12.2010, corresponding to R$ 0.83 to common shares and R$ 1.63 for the preferred shares class "B", and proposed that payments occur until 06.30.2011, as follows:

Shares	Amount per share	Number of shares issued in the capital increase	Amount in R$ thousand
Common	0.83224516954	182,026,770	151,491
“A” Preferred	2.17404368384	-	-
“B” Preferred	1.63053328032	38,250,240	62,368
Total		224,279,170	213,859

3 – Inform the percentage of the distributed net profit for the year.

                                                                                                              In R$ thousand

(a)          Basic Profit for dividend determination                                            2,247,913

(b)          Dividends and Interests on equity                                                   1,123,956

(c)          Dividends and Interests on equity                                                      213,859

Percentage of the basic profit for the year (b) / (a)                                          50%

Amount in R$ thousand
(a) Basic Profit for dividend determination	2,247,913
(b) Dividends and Interests on equity	1,123,956
(c) Dividends and Interests on equity relating to the new shares of capital stock	213,859
Percentage of the basic profit for the year	50%

8

4 – Inform the global amount and the amount per share of dividends that were distributed based on profit of previous years.

i-              Balance of the Special Reserve for Dividends (1st installment):

The 1st installment of the special reserve for dividends that have not been distributed, related to the years 1979 to 1984, 1989, 1996 and 1998, respectively, was paid on 02/26/2010 pursuant to Resolution No. 025/10 of the Eletrobras’ Board of Directors, of 01/22/2010, according to the table below:

Shares	Qty on 02/26/2010	Qty on 12/31/2010	Amount per share	Amount in R$ thousand
Common	905,023,527	905,023,527	2.857948694	2,586,511
“A” Preferred	146,920	146,920	3.633863963	534
“B” Preferred	227,150,620	227,186,643	0.045882007	10,422
Total	1,132,321,067	1,132,357,090	---	2,597,467

* Difference of quantity of “B” Pref. shares (PNB) from 02/26/2010 to 12/31/2010 is due to the disposal of 36.023 shares that were in treasury and went to the market (free float).

5 – Inform, less advance dividends and interests on equity already declared:

a)     The gross amount of dividend and interests on equity, separately, per share of each type and class.

Shares	Quantity on 12/31/2010	Amount per share	Amount in R$ thousand
Common	905,023,527	0.83224516954	753,201
“A” Preferred	146,920	2.17404368384	319
“B” Preferred	227,186,643	1.63053328032	370,436
Total	1,132,357,090	---	1,123,956

i- Compensation for new shares of Capital Stock

In accordance with the decision of the 155th EGM, to ensure the shares issued by the 157th EGM, as Interest on Own Capital, the same remuneration per share attributed to that the outstanding shares on 31.12.2010, corresponding to R$ 0.83 to common shares and R$ 1.63 for the preferred shares class "B", and proposed that payments occur until 06.30.2011, as follows:

9

Shares	Amount per share	Number of shares issued in the capital increase	Amount in R$ thousand
Common	0.83224516954	182,026,770	151,491
“A” Preferred	2.17404368384	-	-
“B” Preferred	1.63053328032	38,250,240	62,368
Total		224,279,170	213,859

b) Form and term of payment of dividends and interests on equity.

Compensation to shareholders, related to 2010, will be 50% of the net profit adjusted under the terms of Act. 6.404/1976. The effective payment date of such compensation will be resolved by the Annual General Meeting, to be held on 06/16/2011, in which the Accounting Statements and the proposal for appropriation of the results of that year will be estimated.

c) Eventual incurrence of update and interests on dividends and interests on equity.

Compensation will be updated based on SELIC (Special Settlement and Custody System) rate, established by Banco Central do Brasil (Brazilian Central Bank), under the terms of Decree 2.673, of July 16, 1998, which regulates the payment, by federal state-owned companies, of dividends or interests on equity.  The update incurs from January 1st, 2011 up to the effective payment date.

d) Date of the statement of payment of dividends and interests on equity, which is considered for identifying the shareholders that will be entitled to the compensation.

The individuals and legal entities that compose the shareholders framework of Eletrobras on 06/16/2011 will be entitled to the compensation, which will be proposed to be paid up to 06/30/2011.

6 – If there was any statement of dividends or interests on equity based on profits assessed in half-yearly balances or in shorter periods.

a) Inform the amount of dividends or interests on equity that has already been declared.

Not applicable

b) Inform the date of the respective payments.

Not applicable

7 – Present comparative table indicating the following amounts per share of each type and class.

a)    Net profit for the year and for the 3 (three) previous years

	Period
	2010	2009	2008	2007
Profit per share	1.99	0.80	5.42	1.37

b) Dividend and interests on equity distributed in the 3 (three) previous years

10

See table below: Amounts in R$ thousand

	2009	2008	2007
Dividends and JCP per share - ON	370,755	1,343,855	363,416
Dividends and JCP per share - PNA	319	319	297
Dividends and JCP per share - PNB	370,435	371,080	339,773

8 – If there is any appropriation of profits to the legal reserve

a) Identify the amount appropriated to the legal reserve

b) Detail the calculation method for legal reserve

Answer for items (a) e (b)

There was no appropriation

9 – If the company has preferred shares with right to fixed or minimum dividends.

a) Describe the calculation method for fixed or minimum dividends

Pursuant to the Eletrobras’ By-laws:

8th Art. Preferred shares cannot be converted into common shares and they will have priority in the capital reimbursement and dividends distribution.

1st paragraph – Class “A” preferred shares, which are the shares subscribed until June 23, 1969, and ones arising from bonus attributed to them will have priority in the distribution of dividends, incurred at 8% (eight percent) per annum on equity to such type and class of shares, to be equally apportioned among them.

2nd paragraph – Class “B” preferred shares, which are the shares subscribed after June 23, 1969, will have priority in the distribution of dividends, incurred at 6% (six percent) per annum on equity to such type and class of shares, to be equally apportioned among them.

3rd paragraph – Preferred shares will participate, along with the common shares and in the same condition, in the dividends distribution, as long as the lowest of the minimum dividends, provided for in the 1st and 2nd paragraphs, in accordance with provision included in 4th paragraph, is guaranteed to them.

4th paragraph – The right to receive the dividend, by each share, for at least ten percent higher than the amount attributed to each common share, will be guaranteed to preferred shares.

b) Inform if the profit for the year is enough to integrally pay fixed or minimum dividends.

The dividend proposal in the interest on capital form related to 2010, which will be submitted by the Eletrobras’ Management to the shareholders’ approval at the Annual General Meeting to be held on June 16, 2011, in the amount of R$ 741,510 thousand, meets the rights granted, in an statutory manner, to preferred shares (8th article).

c) Identify if eventual installment unpaid is cumulative.

Not applicable.

11

d) Identify the global amount of fixed or minimum dividends to be paid to each class of preferred shares.

In R$ thousand
PNA shares global amount	319
PNB shares global amount	370,435

e) Identify the fixed or minimum dividends to be paid per preferred share of each class.

In R$
Fixed or minimum dividends per PNA share	2.17
Fixed or minimum dividends per PNB share	1.63

10 – Regarding compulsory dividend.

a) Describe the calculation method provided for in By-laws.

Shareholders will be entitled, in each year, to dividends and/or interests on equity, which cannot be lower than 25% (twenty five percent) of the net profit adjusted, according to Act 6.404/1976, apportioned by the shares in which the Company’s capital will be divided.

Pursuant to the Eletrobras’ By-laws:

8th Art. Preferred shares cannot be converted into common shares and they will have priority in the capital reimbursement and dividends distribution.

1st paragraph – Class “A” preferred shares, which are the shares subscribed until June 23, 1969, and ones arising from bonus attributed to them will have priority in the distribution of dividends incurred at 8% (eight percent) per annum on equity to such type and class of shares, to be equally apportioned among them.

2nd paragraph – Class “B” preferred shares, which are the shares subscribed after June 23, 1969, will have priority in the distribution of dividends, incurred at 6% (six percent) per annum on equity to such type and class of shares, to be equally apportioned among them.

3rd paragraph – Preferred shares will participate, along with the common shares and in the same condition, in the dividends distribution, as long as the lowest of the minimum dividends, provided for in the 1st and 2nd paragraphs, in accordance with provision included in 4th paragraph, is guaranteed to them.

4th paragraph – The right to receive the dividend, by each share, for at least ten percent higher than the amount attributed to each common share, will be guaranteed to preferred shares.

b) Inform if it is being paid in full.

Yes and they are equivalent to 50% of the adjusted net profit.

c) Inform the amount eventually retained.

Not applicable.

11 – If the compulsory dividend is retained due to the financial status of the company.

Not applicable.

12

12 – If the result is appropriated to the contingencies reserve.

Not applicable.

13 – If the result is appropriated to the reserve of profits to be realized.

Not applicable.

14 – If the result is appropriated to statutory reserves.

a) Describe the statutory clauses that establish the reserve.

b) Identify the amount appropriated to the reserves.

c) Describe how the amount was computed.

There was no appropriation of result to statutory reserves

15 – If there was profit retention estimated in capital budget.

a) identify the retention amount.

There was no profit retention estimated in capital budget.

b) submit copy of the capital budget.

Not applicable

16 – If the result is appropriated to the tax incentives reserve.

a) Inform the amount appropriated to the reserve.

Not applicable

b) Explain the appropriation nature.

Not applicable

13

ANNUAL GENERAL MEETING

INFORMATION TO SHAREHOLDERS

ITEM III

ELECTION OF THE BOARD OF DIRECTORS’ CHAIRMAN AND MEMBERS

Dear Shareholders,

The election of the Board of Directors’ Chairman and Members, pursuant to provision set forth in the Company’s By-laws, will be approved during the Annual General Meeting.

The controlling shareholder indicates the following names for the Board of Directors’ composition: Márcio Pereira Zimmermann, José da Costa Carvalho Neto, José Antônio Corrêa Coimbra, Wagner Bittencourt de Oliveira, Luiz Soares Dulci, Lindemberg de Lima Bezerra, Virginia Parente de Barros and Maurício Muniz Barretto de Carvalho.

Rio de Janeiro, May 16, 2011.

José da Costa Carvalho Neto

President

14

ANNUAL GENERAL MEETING

INFORMATION TO SHAREHOLDERS

ITEM IV

ELECTION OF THE TAX BOARD’S MEMBERS AND RESPECTIVE DEPUTIES

Dear Shareholders,

The election of the Tax Board’s members and respective deputies, pursuant to provision set forth in the Company’s By-laws, will be approved during the Annual General Meeting.

The controlling shareholder indicates the following names for the Tax Board’s composition and respective deputies: Danilo de Jesus Vieira Furtado (incumbent), Jarbas Raimundo de Aldano Matos (incumbent), Charles Carvalho Guedes (incumbent), Jairez Eloi de Sousa Paulista (deputy), Leila Przytyk (deputy), Ricardo de Paula Monteiro (deputy).

Rio de Janeiro, May 16, 2011.

José da Costa Carvalho Neto

President

15

ANNUAL GENERAL MEETING

INFORMATION TO SHAREHOLDERS

ITEM V

ESTABLISHMENT OF THE COMPENSATION OF THE MEMBERS OF THE BOARD OF DIRECTORS, TAX BOARD AND EXECUTIVE MANAGEMENT.

Dear Shareholders,

The establishment of the compensation of the members of the Board of Directors, Tax Board and Executive Management, under the terms of Decree No. 3.255, of November 19, 1999, will be presented at the Annual General Meeting.

Rio de Janeiro, May 16, 2011.

Jose da Costa Carvalho Neto

President

16

MANAGEMENT’S COMMENT ON THE COMPANY’S FINANCIAL STATUS IN COMPLIANCE WITH THE 9TH ART. OF CVM INSTRUCTION No. 481/09

10 – OFFICERS’ COMMENTS

10.1 – OFFICERS SHOULD COMMENT ON:

a. general financial and equity conditions

Eletrobras ended 2010 adopting, for the first time, the international accounting standards – IFRS – when preparing its accounting statements, achieving the net profit of R$ 2,247,913 thousand. In 2009, the result totaled R$ 170,526 thousand according to the standard in effect at that time. For purposes of comparison to new practices, the net profit for 2009 was adjusted and it totaled R$ 911,467 thousand.

b. capital structure and possibility of redeeming shares or quotas, indicating: redemption hypotheses, formula for computing the redemption value

The company’s capital stock structure is described in the table below:

Shareholders	Capital Stock Composition – 12/31/2010
	Shares	%
Common Shares	905,023,527	100
Federal Union	470,656,241	52.00
BNDESPar	190,757,950	21.08
FND	45,621,589	5.04
FGHAB	1,000,000	0.11
ADR PROGRAM	71,962,190	7.33
Non-Resident	62,413,422	7.48
Resident	62,612,135	6.96
Class A Preferred Shares	146,920	100
Non-Resident	28	0.02
Resident	146,892	99.98
Class B Preferred Shares	227,186,643	100
Federal Union	712	0
BNDESPar	18,691,102	8.23
FGI	8,750,000	3.85
FGO	1,008,500	0.44
ADR PROGRAM	32,973,907	14.51
Non-Resident	88,572,344	38.99
Resident	77,190,078	33.98

i.              redemption hypotheses

There are no hypotheses of redemption of the shares issued by the Company besides those legally provided.

ii.            redemption formula

Legal dispositions.

c. payment capability regarding financial commitments undertaken

17

Consistent with other companies of the sector, the Company monitors its commitments based on the leverage ratio. Such ratio corresponds to the net debt divided by the total capital. The net debt, in turn, corresponds to the total loans (including short- and long-term loans, as stated in the consolidated balance sheet), deducted from the cash and cash equivalents amount. The total capital is assessed through the sum of the shareholders’ equity, as stated in the consolidated balance sheet, with the net debt.

In 2010, the Company’s strategy, which remains unchanged in comparison to 2009, was to maintain the leverage ratio between 7% and 20%. The leverage ratios on December 31, 2010 and 2009 can be summarized as follows:

In R$
	12/31/2010	12/31/2009
Total Loans	33,138,436	29,507,817
(-) Cash and Cash Equivalents	9,220,169	8,617,294
Net Debt	23,918,267	20,890,523
(+) Total of Shareholders’ Equity	70,530,410	70,368,111
Total Capital	94,448,677	91,258,634

Following is the table that shows the parent company Eletrobras’ debt segregated into short- and long-terms, in R$ thousands:

12.31.2010				R$ thousand
	Current Charges		Main
	Average rate	Value	Current	noncurrent
Foreign currency
Financial Institutions
BID	4.16%	2,202	31,001	201,509
CAF	2.29%	9,886	25,634	1,935,355
KFW	3.86%	70	21,158	43,556
Dresdner Bank	6.25%	88	21,405	21,406
Eximbank	2.15%	1,591	44,999	292,490
BNP Paribas	1.48%	338	57,703	601,060
Other		175	1,683	9,343

Bonus
Dresdner Bank	7.75%	3,812	-	499,860
Credit Suisse	6.87%	54,162	-	1,666,200

Nacional Currency
RGR		-	-	8,59,038

Total		72,324	203,583	13,429,817

a)            Debts are guaranteed by the Union and/or by Eletrobras.

18

	US$	EURO	YEN
Parent Company	92%	2%	6%

b) Loans and funding are subject to charges, whose average rate in 2010 was 4.19%.

c) The long-term installment of loans and funding expressed in thousands USD, has its maturity scheduled as follows:

	2012	2013	2014
Parent Company	117,445	145,901	183,825

d. sources of funding for working capital and investments in non-current assets

Not applicable

e. sources of funding for working capital and investments in non-current assets that it intends to use to cover liquidity deficiency

Not applicable

f. indebtedness levels and characteristics of those debts, also describing:

i.              relevant loan and funding agreements

During 2010, activities related to credit transactions agreements were developed, specially comprising the external financial market. Due to the international economic conjuncture, the year was marked by high indebtedness issues in several European countries, as well as by uncertainties regarding euro.

Eletrobras concluded, in 11/29/2010, a Syndicated Loan agreement, of US$ 500 million, in the A/B Loan mode, with Corporación Andina de Fomento (CAF) and the banks BBVA, HSBC, Santander, Sumitomo Mitsui Banking Corporation and Bank of Tokyo-Mitsubishi. The operation was structured in such a way that Part A, of US$ 125 million, was under the responsibility of CAF, whereas Part B, of US$ 375 million, was allocated by a union composed by the five banks. The A/B Loan presents a settlement term of 10 years to Part A and 7 years to Part B.

The funds obtained will compose the Financing Fund to Subsidiaries (FFC). The Fund was created in 2007 in order to provide the funds necessary to finance the investments program of the Eletrobras System. Such companies are participating in generation and transmission auctions, often in partnerships with private agents.

During the year, negotiations to contract loans with Kreditanstalt für Wiederaufbau (KfW), in the amount of € 24 million, were also developed, with the Union's surety. Funds will be invested in the Construction Project of four Small Hydroelectric Plants, under the responsibility of Eletrosul.

In 2010, the loan agreement with BIRD was also proceeded. Such funds will be directed to the Program for Investments in the Eletrobras' Distribution Companies - Energia + Project. The approval of the Federal Senate was obtained, upon the terms of Resolution No. 58, of 11/12/2010, for loan agreement, in the amount of up to US$ 495 million, with the Union’s surety.

Negotiations with the French Development Agency (AFD) are in progress, focusing on the loan transaction agreement. Several working meetings were held, and a due diligence process was performed in the companies of the Eletrobras System.  After such process, AFD formalized to Eletrobras a funding proposal in the amount of US$ 134 million, without the Union’s surety, intended to fund projects related to renewable energies and energetic efficiency.

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The funds obtained will be directed to the Financing Fund to Subsidiaries (FFC) and after that, they will be used to fund projects that are eligible by the selection criteria of AFD. The agency agrees to fund the capital provision in projects of renewable energies, transmission lines and substations.

Therefore, after the approvals of the Executive Management and the Board of Directors, managements were initiated with relevant bodies, such as International Affairs Bureau (Seain) and National Treasury Bureau (STN). In parallel, the agreement between Eletrobras and AFD is under analysis. The agreement is pending STN authorization.

The obtainment of governmental authorizations for the foreign financing agreement by Eletrobras was initiated. It is intended to the acquisition of foreign equipment to Angra 3 power plant, under construction. The foreign financing will be obtained by Eletrobras, and the Union’s surety for such transaction is under negotiation.

ii.            other long-term relationships with financial institutions

There was no relationship.

iii.           subordination level among debts

None

iv.           eventual restrictions enforced to the issuer, specially, regarding indebtedness limits and new debts acquisition, dividends distribution, disposal of assets, issuance of new securities and disposal of controlling interest

None

10.2 – MANAGEMENT’S COMMENTS ON:

a)   income from the issuer's operations, in particular:

i.              description of any important components of the revenue

ii.            factors that substantially affected operating result

      b) Variation of the revenues attributable to prices changes, exchange rates, inflation, volumes changes and new products and services introduction

Eletrobras achieved a profit of R$ 2,247 million in 2010, equivalent to R$ 1.99 per share. In the same period of 2009, the company gained R$ 911.5 million, equivalent to R$ 0.80 per share, which represents a growth of 147% in its annual income. The financial net revenue, basically from funding and loans granted, generated a profit of R$ 2,157 million, which represents, thus, a decrease of 44% in the level of revenues of this nature in comparison to the previous year. In the 12 months of 2010, Eletrobras registered an exchange loss of R$ 469 million, against a loss of R$ 4,619 million in 2009. Regarding monetary variations from internal levels of prices, in 2010 the Company verified a profit of R$ 717 million, whereas, in 2009, there was a profit of R$ 175 million.

Foreign Exchange Risk

The company presents relevant gaps between the assets and liabilities indexed to the foreign currency, specially, to the U.S. Dollar, mainly from funding agreements with the subsidiary Itaipu Binacional, which causes exposition to financial risks that cause volatility in its accounting statements, as well as in its cash flow. Moreover, there are expositions to the Libor interest rate, related to foreign funding agreements. In addition to the risks that have already been mentioned, there are other less relevant ones from agreements granted and acquired.

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Credit Risk

The company, through its subsidiaries, performs in the electric power generation and transmission markets, based on agreements entered into in regulated environment. In bilateral agreements entered into with electric power distributors, the Company seeks for minimizing its credit risks with warranty mechanisms, involving its customers’ receivables.

In transactions with industrial customers, called free consumers, the credit risk is minimized through previous analyses of the business conditions.

Price Risk

Until 2004, the prices of electric power supply from the generation activity were established by ANEEL (Brazilian Electricity Regulatory Agency). Since the Auction 001/2004, performed by the Regulatory Agency, the generation companies have started to trade its electric power with a higher number of customers, at prices established by the market.

The electric power transmission business has its compensation established by Aneel, upon the Annual Allowed Revenue (Receita Anual Permitida - RAP), judged sufficient to cover operating costs and maintain the economic-financial balance of the concession.

Market Risk

Substantial part of the electric power generated by the subsidiaries controlled by Eletrobras is traded through energy commercialization agreements, in regulated environment – CCEARs, executed due to its subsidiaries’ participation in existing energy auction, promoted by Aneel.

Key indexers:

The key indexers of agreements of funding and transfers had the following variations in the periods:

	12 MONTHS OF 2010	12 MONTHS OF 2009;
Variation – IGPM (General Index of Market Prices)	11.32%	- 1.72%
Variation - SELIC	9.81%	9.99%
Variation - DOLLAR	- 4.31%	- 25.49%
VARIATION - EURO	- 11.14%	- 22.57%

c)    impact of inflation, variation of prices of the main inputs and products, exchange and interest rate on the operating result and financial income of the issuer

In the 12 months of 2010, Eletrobras registered an exchange loss of R$ 469 million, against a loss of R$ 4,619 million in 2009. Regarding monetary variations from internal levels of prices, in 2010 the Company verified a profit of R$ 717 million, whereas, in 2009, there was a profit of R$ 175 million.

10.3 Officers should comment on the relevant effects that the following events have caused or are expected to cause in the financial statements of the issuer

a.    introduction or disposal of operating segment

Not applicable.

b.    constitution, acquisition or disposal of equity interest

On 01.29.2010, the Eletrobras’ management approved the disposal of its interest in the company ELEJOR – CENTRAIS ELÉTRICAS DO RIO JORDÃO S.A. (“Elejor”), Brazilian Registry of Legal Entities (CNPJ/MF) No. 04.557.307/0001-49, Special Purpose Company incorporated for the purpose of deploying and exploring the hydroelectric development called Complexo Energético Fundão Santa Clara (Fundão Santa Clara Energetic Complex), in Rio Jordão, in the Municipalities of Foz do Jordão, Candói and Pinhão, in the State of Paraná.

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The disposal of the Eletrobras’ interest was already expected as established in the Shareholders’ Agreement signed among the parties on September 13, 2002.

In July 2010, the company Norte Energia S.A. was also incorporated with the exclusive purpose of deploying, operating, maintaining and exploring the Hydroelectric Plant of Belo Monte. The company's capital stock authorized is R$ 6 billion.

The HEPP of Belo Monte will have installed capacity of 11,233.1 MW of power and annual generation estimated in 38,790,156 MWh or average 4,428.1 MW and reservoir with an area of 516 square km.

The initial formation of SPC is the following: Eletrobrás (15%), Chesf (15%), Eletronorte (19.98%), Petros (10%), Bolzano Participações (fund formed by Previ and Iberdrola, with 10%), Funcef (2.5%), Caixa FI Cevix (partnership between Funcef and Engevix, with 5%) J. Malucelli Energia (0.25%), Gaia (9%), Sinobras (1%), Queiroz Galvão (2.51%), OAS (2.51%), Contern Construções (1.25%), Cetenco Engenharia (1.25%), Galvão Engenharia (1.25%), J. Malucelli Construtora (1%), Mendes Júnior (1.25%) and Serveng (1.25%).

c.     unusual events or operations

There were no unusual events or operations

10.4 – OFFICERS’ COMMENTS ON:

a) significant changes in accounting practices:

Those consolidated Accounting Statements are the first ones prepared in accordance with the International Financial Reporting Standards (IFRS). When preparing the individual Accounting Statements, the Company adopted the changes in the accounting practices adopted in Brazil introduced by the technical standards CPC 15 to 43.

Consolidated Accounting Statements were prepared in accordance with the International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board – IASB and the accounting practices adopted in Brazil, identified as Consolidated - IFRS and BR GAAP; and

Individual Accounting Statements of the parent company were prepared in accordance with the accounting practices adopted in Brazil, identified as Parent Company – BR GAAP.

The accounting practices adopted in Brazil comprise those included in the Brazilian corporate legislation and the Standards, Guidelines and Interpretations issued by the Accounting Standards Commission (Comitê de Pronunciamentos Contábeis – CPC) and approved by CVM and by Federal Accounting Board (Conselho Federal de Contabilidade – CFC).

b) significant effects of the changes in accounting practices:

1 – Basis of transition to IFRS

1.1 – Application of IFRS 1

The Company’s consolidated Accounting Statements for the year ended December 31, 2010 are the first annual consolidated Accounting Statements in compliance with IFRS. The Company applied the IFRS 1 when preparing those consolidated Accounting Statements.

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The transition date of the Company is January 1st, 2009. Company prepared its opening balance sheet according to the IFRS at that time.

When preparing the Accounting Statements in accordance with the IFRS 1, the Company applied the relevant compulsory exceptions and certain optional exemptions regarding the entire retrospective application of IFRS.

1.2 – Exemptions of the entire retrospective application adopted by the Company

The Company chose to apply the following exemptions regarding the retrospective application:

a) Exemption of the benefit to employees

The Company chose to recognize all previous actuarial profits and losses cumulatively on January 1st, 2009. The application of such exemption is detailed in Note 33.

b) Exemption for the presentation of the accumulated currency translation adjustments

The Company chose to set the accumulated effects to zero in the transition date to IFRS, arising from the translation of Accounting Statements and transition to IFRS, the Company recognized the translation adjustments directly to the specific account of shareholders’ equity.

c) Exemption for the capitalization of loans costs

The Company chose to applied the exemption established in the IFRS 1 regarding loans costs and did not reprocess the interest capitalization prior to the transition date.

d)  Exemption for the initial treatment of IFRIC 12

The Company chose to apply the exemption included in the IFRS 1 regarding the infrastructure of the assets classified as concession in the transition date and performed the corresponding reclassifications based on the residual accounting value on January 1st, 2009, as the Company’s concession agreements were substantially old, and the adjustment could not be performed retrospectively.

e)  Use of the assigned cost

The Company did not register the surplus of the assets at its fair value. As the concessions of a relevant part of the Company’s operations is close to the end (in 2015) and taking into consideration the uncertainties regarding the indemnification amount, the historical cost was maintained as value basis to property, plant and equipment. The Company understands that the fair value of its assets exceeds their accounting value. However, in a conservative manner and taking into consideration the independent legal adviser’s opinion and also the evaluation of its assets realization capacity, the Company concluded that the historical cost represents at this moment the best basis of accounting measurement of property, plant and equipment. The consideration of the indemnification by the accounting value was maintained in a consistent way to several relevant premises adopted in the impairment of assets and inclusion in the constitution of the residual value of the assets.

Other exemptions included in the IFRS 1 are not applicable to the Company and its subsidiaries.

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1.3 – Exceptions of the retrospective application followed by the Company

The Company applied the compulsory exception related to estimates, in the retrospective application, given that the estimates according to the IFRS on January 1st, 2009, are consistent with the estimates performed in the same date in compliance with the accounting practices adopted in Brazil.

The other compulsory exceptions in IFRS 1 were not applied because there were no significant differences regarding the accounting practices adopted in Brazil in those areas or the following items were not applicable to the Company:

•       Hedge accounting;

•       Reversion of financial assets and liabilities; and

•       Interest of non-controlling shareholders.

2 – Conciliation between BR GAAP and IFRS

Following are the explanations about the relevant adjustments in balance sheets and income statement, and after that, conciliations are presenting the quantification of the transition effects.

a)   Consolidation of SPC

The special purpose companies – SPC, which were not consolidated in the past, started to be consolidated in order to meet the IFRS.  The Company started to perform the proportional consolidation of the investments that are qualified as shared control, since January 1st, 2009.

b)    Adjustment of retirement liabilities

The Company chose to apply the exemption of benefits to employees of IFRS 1. In addition, the Company adopted the criteria of actuarial asset recognition limit as provided for in IFRIC 14 and requirements of minimum coverage also included in the mentioned rule. Those adjustments were substantially performed in the opening balance.

c)     Use of Public Property - UBP

      The Company registered the present value of the payment obligations for the use of public property or burdensome concession as liabilities, against an intangible asset in the date of transition to the IFRS.

d)  Interests on equity – JCP and dividends

      Pursuant to the accounting practices adopted in Brazil, interests on equity and dividends are recognized in the end of the year, even if the dividends have not been officially declared, which will occur in the following year.

e)  Property, plant and equipment

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      As per set forth in the chart of accounts specific to the electric sector approved by Aneel, in the previous years there was capitalization of several expenses that are not qualified as capital expense according to IAS 36. Among those expenses are: certain general and administrative expenses, interests on equity capitalized on the works in progress, exchange rate variation, delayed environmental expenses, among others. On the other hand, the Brazilian corporate legislation established the indexation of the non-cash assets until 1995 and according to the definition of hyperinflationary economy under the terms of IAS 29, the application of the indexation of the mentioned assets should be performed until 1997. The Company studied the mentioned expenses for the electric power generation assets, which remained classified as property, plant and equipment.

f)      Classification of cash and cash equivalents

      The Company has investments in exclusive funds whose portfolio is substantially composed by long-term government bonds, and the acquisition of such bonds as main basis is part of the profile of investments. Most of those bonds have maturities dates in a term superior than 90 days. Investments of that nature started to be classified as financial investments, according to IAS 7.

g)  Regulatory assets and liabilities

      The electric power distribution companies registered, according to the accounting practices adopted in the past, regulatory assets and liabilities to serve as tariff recomposition in subsequent periods. Those assets and liabilities are not included in the current accounting framework of IFRS and they were reverted in all periods presented.

h)  Investments

      Certain investments in minority share interests, which were evaluated at cost by the accounting practices adopted in the past, started to be evaluated at market according to IAS 39 and they were classified as available for sale.

i)    Advances for future capital increase - AFAC

      Advances that had been classified in the shareholders’ interest were reclassified to the non-current liabilities, since they did not meet the conditions of classification as instrument of equity as per set forth in IAS 39.

l) Proposed dividends

Only the compulsory minimum dividends must be registered in liabilities in the Accounting Statements before their approval. The Management's proposal of distribution of dividends exceeding the compulsory minimum amount must be registered in the shareholders’ equity, in specific account within the profits reserve, called reserve of proposed dividends, to be registered in liabilities after approval in Annual General Meeting. Thus, dividends registered in the liabilities on January 1st, 2009 and on December 31, 2009, related to the Management’s proposal of distribution of complementary dividends for the year, were reclassified to the mentioned account in shareholders’ equity.

m) Net revenue

Pursuant to the accounting practices adopted in the past, the presentation of the Company's revenue in the income statement segregated the gross operating revenue, deductions on the gross operating revenue and net operating revenue. The CPC 30 Revenues establishes that, for purposes of disclosure in the income statement, the revenue must include only the gross inflows of economic benefits received and receivable by the entity when they come from its own activities. The amounts charged on behalf of third parties, such as taxes on sales and funds directed to the research and development determined by Aneel, are not economic benefits that flow to the entity and do not result in increase of shareholders’ equity; therefore, they should not be presented as revenue.

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n) Accrued profits

Except for reclassification items, all adjustments above were registered against initial accrued profits on January 1st, 2009.

10.5 CRITICAL ACCOUNTING POLICIES ADOPTED BY THE COMPANY (including accounting estimates performed by the management regarding uncertain matters and matters relevant to the description of the financial status and status of the results that require subjective or complex judgements, such as: provisions, contingencies, revenue recognition, tax credits, long-term assets, useful life of non-current assets, pension plans, adjustments of translation into foreign currency, environmental recovery costs, criteria for asset and financial instrument impairment tests):

Following are some accounting practices judged critical, that is, whose subjectivity content includes:

a) Financial Instruments

Classification and measurement

Company classifies its financial assets under the following categories: financial assets measured at fair value through the result, loans and receivables, financial assets held until the maturity and available for sale. Classification depends on the purpose to which the financial assets were acquired. Management determines the classification of its financial assets in the initial recognition.

Financial assets measured at fair value through income

Financial assets measured at fair value through income are held for active and regular trade. Derivatives are also categorized as held for trade and, thus, are classified in this category, unless they have been classified as hedge instruments. Assets under this category are classified as current assets. Profits or losses from variations in fair value of financial assets measured through the income are presented in the income statement under “Financial Income” in the period they occur, unless the instrument has been contracted along with other operation. In such case, variations are recognized in the same line of the income affected by such operation.

Loans and receivables

Loans granted and receivables that are non-derivative financial assets with fixed or determinable payments, not quoted in an active market. They are included as current assets, except for those with maturity above 12 months after the balance sheet date (they are classified as non-current assets). Company’s loans and receivables comprise loans to subsidiaries, trade accounts receivable, other accounts receivable and cash and cash equivalents, except short-term investments. Loans and receivables are accounted for by the amortized cost, using the effective interest rate method.

Assets held until maturity

Financial assets that cannot be classified as loans and receivables, as they are quoted in an active market. In such case, those financial assets are acquired with the purpose or financial capacity for their maintenance in portfolio until the maturity. They are assessed by the acquisition cost, plus yield earned against the result in the year, using the effective interest rate method.

Fair value

Fair values of investments with public quotation are based on the current purchase prices. Company determines the fair value for financial assets without active market or public quotation through evaluation techniques. Such techniques use recent operations contracted with third parties, reference to other instruments substantially similar, analyses of discounted cash flows and pricing models for options that make the greatest possible use of information generated by the market and rely the least possible on information generated by the management of the own entity.

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The Company evaluates, in the balance sheet date, if there is any objective evidence that a financial asset or a group of financial assets is registered at the value above its recoverable value (impairment). In case of evidence for financial assets available for sale, cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any loss due to impairment of such financial asset previously recognized in the income – is withdrawn from the equity and is recognized in the income statement.

Derivative instruments and hedge activities

Initially, derivatives are recognized at fair value in the date in which a contract of derivatives is entered and they are subsequently measured again at their fair value, fair value variations are entered against income, except when derivative is determined as a hedge instrument of cash flow.

b) Accounting Estimates

Accounting estimates are those from application of subjective and complex judgements, by the management of the Company and its subsidiaries, frequently as arising from the necessity of recognizing important impacts to appropriately demonstrate the equity and income position of entities.   Accounting estimates become critical to the extent that the number of variables and premises that affect the future condition of those uncertainties increases, which make judgements even more subjective and complex.

When preparing the present Accounting Statements of the Company and its subsidiaries, management adopted estimates and premises based on historical experience and other factors that they understand to be reasonable and relevant to their appropriate presentation. Even if those estimates and premises are permanently monitored and revised by the Company and its subsidiaries, materialization on the accounting value of assets and liabilities and income of operations is inherently uncertain, as it arises from the use of judgement.

Concerning accounting estimates evaluated as the most critical ones, the Company and its subsidiaries judge about future events, variables and premises as follows:

I) Deferred Tax Asset – method of assessment and accounting of liabilities of IRPJ (Corporate Income Tax) and CSLL (Social Contribution on Net Profit) is applied to determine deferred IRPJ and CSLL generated by temporary differences between the accounting value of assets and liabilities and their respective tax values and to offset it with tax losses and negative basis for CSLL.  Deferred tax assets and liabilities are computed and recognized by using tax rates applicable to the taxable profit in the years in which those temporary differences shall be performed. Future taxable profit can be higher or lower than estimates considered by the management when defying whether the registration of the deferred tax asset amount is necessary or not.

II) Provision for reduction of recoverable amount of long-term assets – Company and its subsidiaries adopt variable and premises in test for determination of long-term assets recovery in order to determine the assets recoverable amount and recognize impairment, when necessary. Judgements are applied in such practice, based on the historical experience in the management of the asset, group of assets or unit generating cash that might not be eventually verified in the future, including regarding the estimated economical useful life of its long-term assets, which represents the practices determined by Aneel applicable to the assets related to the concession of electric power public service that might vary due to the periodic analysis of the economical useful life term of assets, in effect. Several inherently uncertain events also impact on the determination of variables and premises used by the management when determining the discounted future cash flow, for purposes of recognition of the recoverable amount of the long-term assets. Among those events are: maintenance of electric power consumption levels, rate of economic activity grow in the country, water resources availability, in addition to those inherent to the end of terms of electric power public services concession held by the Company's subsidiaries, specially regarding the amount of its reversion to the end of term of concession. In that point, the premise of indemnification set forth in the contract, when applicable, was adopted by the management, by the residual accounting value existing at the end of the term of concession of electric power generation, transmission and distribution.

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Therefore, the actual future income of the accounting estimates used in those Accounting Statements may be distinct, under variables, premises and conditions that differ from those that existed and were used when the judgement was performed.

10.6 – OFFICER’S COMMENTS ON INTERNAL CONTROLS ADOPTED IN ORDER TO ENSURE THE PREPARATION OF RELIABLE FINANCIAL STATEMENTS:

a) level of efficiency of such controls, indicating eventual imperfections and measures adopted to correct them:

The Company’s management, aware of the responsibility for all financial statements and explanatory notes, has tried to appropriately present equity and financial position, operations income, cash flow statements and added value statements, according to the accounting practices adopted in Brazil, uniformly applied and in compliance with the relevant legislation, including standards of CVM - Securities and Exchange Commission.

Company maintains the External Audit services provided by PricewaterhouseCoopers.

b) deficiencies and recommendations on internal controls included in the independent auditor’s report.

Considering the services performed by independent auditors to assess internal controls in order to ensure the adequacy of the financial statements, the Company's management currently unknown facts that indicate the existence of significant gaps in internal controls of financial statements.

10.7 – OFFICERS’ COMMENTS ON ASPECTS REGARDING EVENTUAL PUBLIC OFFERS FOR DISTRIBUTION OF SECURITIES:

There was no public offer for distribution of securities in 2010.

10.8 – OFFICERS SHOULD DESCRIBE RELEVANT ITEMS NOT EMPHASIZED IN ISSUER’S FINANCIAL STATEMENTS, INDICATING THE FOLLOWING:

a) assets and liabilities held by issuer, direct or indirectly off-balance sheet, such as:

i.      operating, assets and liabilities leasing

ii.    portfolios of receivables written-off on which entity maintains risks and liabilities, indicating the respective liabilities

iii.   agreements for future purchase and sale of products or services

iv.   unfinished construction agreements

v.    agreements for the future receipt of financing

Company does not have any operations of that nature.

b)           other items not emphasized in financial statements

Compensation of new shares in the Capital Stock

As decided by 155th EGM, the same compensation by share attributed to the outstanding shares on 12.31.2010, corresponding to R$ 0.41 to common shares and R$ 1.63 to class “B” preferred shares, will be attributed to the shares issued by 157th EGM. Their payment will be proposed to occur until 06.30.2011.  It is described in item III of the Management’s Proposal; It is the Advances for Future Capital Increase – AFAC.

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10.9 – REGARDING EACH OF THE ITEMS NOT EMPHASIZED IN FINANCIAL STATEMENTS MENTIONED IN ITEM 10.8, OFFICERS SHOULD COMMENT ON:

a) how such items change or may change revenues, expenses, operating result, financial expenses or other items of the issuer’s financial statements.

b) nature and purpose of the operation.

c) nature and amount of liabilities undertaken and rights generated in favor of the issuer as a result of the operation.

Not applicable

10.10     - OFFICERS SHOULD INDICATE AND COMMENT ON THE MAIN ELEMENTS OF THE ISSUER’S BUSINESS PLAN, EXPLORING, IN PARTICULAR, THE FOLLOWING TOPICS:

a) investments, including:

i.      quantitative and qualitative description of the investments in progress and expected investments.

The companies of the Eletrobras System performed investments of R$ 5.2 billion in 2010. The accomplishment of 65.5% regarding the annual expected amount of R$ 8.0 billion represented a decrease of 14.3% in comparison to 2009.

The accomplishment percentage in 2010 contemplates segments of generation 71.9%, transmission 67.9%, distribution 49.2%, environmental quality 80%, research 48.6% and Infrastructure 61.6%.

Following are the sizeable projects of 2010 that were more important than in 2009: Modernization of HEPP Luis Carlos Barreto (MG) with accomplishment above 100% (Furnas). Maintenance of the electric power generation system in Northeast with accomplishment above 60% (Chesf). Reinforcements and improvements in the Transmission System in Northeast region with increase of 72% (Chesf). Maintenance of the Transmission System in Northeast with increase of 80% (Chesf). Replacement of the group of steam generators of Angra I plant with accomplishment of 100% (Eletronuclear). Deployment of Angra III thermal plant in Rio de Janeiro with a superior variation of 100% (Eletronuclear). Deployment of the plant of Candiota III-Stage C with increase above 100% (Cgtee). Deployment of Mauá hydroelectric plant with increase of 62% (Eletrosul). Luz para Todos program with increase of 196% (Ceron). Luz para Todos program with increase of 198% (Cepisa). Supporting infrastructure higher than 2009 due to the land acquisition for own headquarter (Eletrobras). Luz para Todos program with increase of 79% (Amazonas).

Ordinary funds, in loans and funding form, applied in 2010 in subsidiaries and distribution companies, totaled R$ 7.2 billion.

The Eletrobras System’s investments included in the Growth Acceleration Program (Programa de Aceleração do Crescimento - PAC), of Federal Government’s initiative, performed, in 2010, R$ 4,095.5 million, equivalent to 69% of the budget allotment for the year. When compared to the performance in 2009, there is a growth of 36.2%.

Among the amount approved (R$ 5,953.5 million) to the PAC, 15% was directed to the South region, 38% to Southeast region, 22% to Northeast region, 24% to North region and 1% to Midwest region. The percentage of budget accomplishment regarding the annual forecast, per region, was: 96% in the South region, 75% in the North region, 67% in the Southeast region, 47% in the Northeast region and 42% in the Midwest region.

Among the total accomplished in the year, 62% are projects of Generation, 23% of Transmission and 15% of Distribution.

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The companies that stood out, presenting an accomplishment above the average (69%) of the System, were: Eletrosul (98%), CGTEE (94%), Furnas (85%), Eletronorte (84%) and Ceal (81%).  On the other hand, the companies Boa Vista (4%), Eletronuclear (37%) and Cepisa (39%), had accomplishments below the annual forecast.

ii.sources of financing for the investment.

During 2010, activities related to credit transactions agreements were developed, specially comprising the external financial market. Due to the international economic conjuncture, the year was marked by high indebtedness issues in several European countries, as well as by uncertainties regarding euro.

Eletrobras concluded, in 11/29/2010, a Syndicated Loan agreement, of US$ 500 million, in the A/B Loan mode, with Corporación Andina de Fomento (CAF) and the banks BBVA, HSBC, Santander, Sumitomo Mitsui Banking Corporation and Bank of Tokyo-Mitsubishi. The operation was structured in such a way that Part A, of US$ 125 million, was under the responsibility of CAF, whereas Part B, of US$ 375 million, was allocated by a union composed by the five banks. The A/B Loan presents a settlement term of 10 years to Part A and 7 years to Part B.

The funds obtained will compose the Financing Fund to Subsidiaries (FFC). The Fund was created in 2007 in order to provide the funds necessary to finance the investments program of the Eletrobras System. Such companies are participating in generation and transmission auctions, often in partnerships with private agents.

During the year, negotiations to contract loans with Kreditanstalt für Wiederaufbau (KfW), in the amount of € 24 million, were also developed, with the Union's surety. Funds will be invested in the Construction Project of four Small Hydroelectric Plants, under the responsibility of Eletrosul.

In 2010, the loan agreement with BIRD was also proceeded. Such funds will be directed to the Program for Investments in the Eletrobras' Distribution Companies – Project Energia +. The approval of the Federal Senate was obtained, upon the terms of Resolution No. 58, of 11/12/2010, for loan agreement, in the amount of up to US$ 495 million, with the Union’s surety.

Negotiations with the French Development Agency (AFD) are in progress, focusing on the loan transaction agreement. Several working meetings were held, and a due diligence process was performed in the companies of the Eletrobras System.  After such process, AFD formalized to Eletrobras a funding proposal in the amount of US$ 134 million, without the Union’s surety, intended to fund projects related to renewable energies and energetic efficiency.

The funds obtained will be directed to the Financing Fund to Subsidiaries (FFC) and after that, they will be used to fund projects that are eligible by the selection criteria of AFD. The agency agrees to fund the capital provision in projects of renewable energies, transmission lines and substations.

Therefore, after the approvals of the Executive Management and the Board of Directors, managements were initiated with relevant bodies, such as International Affairs Bureau (Seain) and National Treasury Bureau (STN). In parallel, the agreement between Eletrobras and AFD is under analysis. The agreement is pending STN authorization.

The obtainment of governmental authorizations for the foreign financing agreement by Eletrobras was started. It is intended to the acquisition of foreign equipment to Angra 3 power plant, under construction. The foreign funding will be obtained by Eletrobras, and the Union’s surety for such transaction is under negotiation.

iii.   relevant desinvestment in progress and provided desinvestment.

There are no relevant desinvestments in progress or provided.

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b) provided that it has already been disclosed, indicate the acquisition of plants, equipment, patents or other assets that are expected to materially influence the issuer’s production capacity.

Not applicable

c) new services and products, indicating the following:

i.      description of researches in progress that have already been disclosed;

•         Strategic, Technological Planning: After hiring an advisory, the development of the Strategic, Technological Planning of Eletrobras was initiated in 2010. The purpose is to define a Strategic Plan and a Management System for all Eletrobras companies, planning the great goals and technological challenges for the period 2011-2015.

•         Inventories of Projects and Products: The inventory of all R&D projects in progress or that has already been operated by the Eletrobras companies continues its operation. This activity has been generating a database and providing information capable of subsidizing the definition of the next project portfolios. In parallel, inventory of technological products is operating. It has been operated in the technical areas of the companies. This one generates a descriptive report of activities and innovations, supporting the management of products.

•         Technological Park of Tucuruí – TUCPARC: After the cooperation agreement was entered into between the holding and Eletrobras Eletronorte in 2009, a Working Group was created and it has been developing several actions for the deployment of Technological Park of Tucuruí. The Park works as a knowledge sharing mechanism and it is aligned with the objectives of the Policy for Research, Development and Innovation of the Eletrobras companies. It is also focused on contributing to the production and innovation systems of the region.

•         Investment in Qualification: In order to seek for qualification of the R&D+I professionals, Eletrobras maintains partnership with several institutions. One of the initiatives in progress is the course of Strategic Management of Technological Innovation, conducted by Universidade Estadual de Campinas – Unicamp, during 2009 and 2010. In addition to qualification, it provides representatives of R&D areas of all companies of the System with space for discussion and reflection about the subject.  Another important action was the execution of the agreement for training in Intellectual Property, entered into with the Instituto Nacional de Propriedade Intelectual – INPI (National Institute for Intellectual Property), in July 2010. Its purpose is the technical, scientific, educational and cultural cooperation between the parties.

ii.    total amount spend by the Company in researches for the development of new products or services;

Research & Development (R&D)

In 2010, the companies of Eletrobras System (SE) invested in R&D projects funds assessed in the amount of R$ 72.5 million.  Such amount, informed by the companies in the data collection spread sheets to the Ministry of Science and Technology (MCT), corresponds to investments in projects developed with funds of Acts 9.991/2000 and 10.848/2004. Funds assessed in the amount of R$ 198.9 million were invested in Cepel.

iii.     projects under development that have already been disclosed;

Following are other relevant actions: approval of the Policy for Energetic Efficiency of Eletrobras System; creation of the Program for Innovation and Intellectual Property of Eletrobras Companies; inclusion of the new brand of Eletrobras and management of the company’s brands; arrangement of the Booklet of Indicators of the Results of R&D+I projects; and, awareness of the Eletrobras’ employees for innovation, through employees that perform as educators, performing the training of more than 290 employees of the Company.

31

•         Research and Development (R&D) / Energetic Efficiency of the Eletrobras System: Throughout 2010, the amount of R$ 1,625,532.14 was invested in Research and Development - R&D projects, which contemplated the continuity of projects from Rede Brasil de Tecnologia initiated in 2007, projects of production of biodiesel and vegetal diesel intended to the electricity generation in isolated regions, projects of laboratories deployments and project focusing on the wind power potential research.

•         Energetic Efficiency of the Eletrobras System QUALIEQUIP - Qualidade e Eficiência dos Transformadores de Distribuição (Quality and Efficiency of Distribution Transformers), CIEESE – Comitê Integrado de Eficiência Energética (Integrated Committee for Energetic Efficiency), Efficiency at Eletrosul, RELASE - Rede de Laboratórios do Sistema Eletrobras (Network of Laboratories of the Eletrobras System).

iv. total amount spend by the Company in the development of new products or services.

Expenses with R&D of Eletrobras System (R$ million)
2008	2009	2010
345,888	381,393	243,083

10.11   - COMMENT ON OTHER FACTORS THAT HAVE SIGNIFICANTLY AFFECTED THE OPERATING PERFORMANCE AND THAT HAVE NOT BEEN IDENTIFIED OR COMMENTED ON IN THE OTHER ITEMS OF THIS SECTION.

All relevant aspects about the result of the operating performance for the year have been commented on in this section.

32

12 – GENERAL MEETING AND MANAGEMENT

12.6 - REGARDING EACH ONE OF THE MEMBERS OF THE MANAGEMENT AND MEMBERS OF THE TAX BOARD OF THE ISSUER, INDICATE, IN A TABLE FORMAT, THE FOLLOWING:

Board of Directors:

Name	Age	Profession	Individual Taxpayer’s Registration (CPF/MF) / Passport	Position	Election	Investiture	Term of Office	Elected by the controlling shareholder
Márcio Pereira Zimmermann	55	Electrical Engineer	262.465.030-04	Chairman and Member	6/16/11	6/16/11	Until the next AGM in 2012	Yes
José da Costa Carvalho Neto	64	Electrical Engineer	044.602.786-34	Member	6/16/11	6/16/11	Until the next AGM in 2012	Yes
José Antônio Corrêa Coimbra	58	Civil Engineer	020.950.332-72	Member	6/16/11	6/16/11	Until the next AGM in 2012	Yes
Wagner Bittencourt de Oliveira	60	Metallurgical Engineer	337.026.597-49	Member	6/16/11	6/16/11	Until the next AGM in 2012	Yes
Luiz Soares Dulci	54	Professor	405.627.197-68	Member	6/16/11	6/16/11	Until the next AGM in 2012	Yes
Maurício Muniz Barretto de Carvalho	52	Manager	042.067.418-75	Member	6/16/11	6/16/11	Until the next AGM in 2012	Yes
Virginia Parente de Barros	50	Economist	289.703.221-91	Member	6/16/11	6/16/11	Until the next AGM in 2012	Yes
Lindemberg de Lima Bezerra	40	Economist	477.413.760-04	Member	6/16/11	6/16/11	Until the next AGM in 2012	Yes

33

Tax Board:

Name	Age	Profession	Individual Taxpayer’s Registration (CPF/MF)	Position	Election	Investiture	Term of Office	Elected by the controlling shareholder
Danilo de Jesus Vieira Furtado	50	Bachelor’s Degree in Social Communication	215.232.903-15	Incumbent	6/16/11	6/16/11	Until the next AGM in 2012	Yes
Jarbas Raimundo de Aldano Matos	63	Electrical Engineer	101.519.746-91	Incumbent	6/16/11	6/16/11	Until the next AGM in 2012	Yes
Charles Carvalho Guedes	41	Accountant	539.600.681-15	Incumbent	6/16/11	6/16/11	Until the next AGM in 2012	Yes
Jairez Eloi de Sousa Paulista	55	Manager	059.622.001-44	Deputy	6/16/11	6/16/11	Until the next AGM in 2012	Yes
Ricardo de Paula Monteiro	65	Economist	117.579.576-34	Deputy	6/16/11	6/16/11	Until the next AGM in 2012	Yes
Leila Przytyk	32	Economist	665.149.591-72	Deputy	6/16/11	6/16/11	Until the next AGM in 2012	Yes

12.7 – Provide the information mentioned in item 12.6 regarding the members of statutory committees, as well as audit, risk, financial and compensation committees, even if such committees or structures are not statutory:

 Company has Risk Committee with the following composition:

Name	Age	Profession	Individual Taxpayer’s Registration (CPF/MF)	Position	Term of Office
Álvaro Jose Fonseca Bernardes	57	Engineer	388.435.107-97	Member	Undetermined
Antonio Carlos Gerude Rodrigues	60	Economist	242.891.327-15	Member	Undetermined
Antonio João Queiroz Lima	48	Economist	769.398.397-04	General Coordinator	Undetermined
Fernando Swami Thomas Martins	56	Electrical Engineer	376.498.097-49	Member	Undetermined
Jose Carlos Muniz de Brito Filho	56	Economist and Statistician	261.295.907-68	Member	Undetermined
Renato Pereira Malher	48	Engineer	928.552.967-49	Member	Undetermined
Ruderico Ferraz Pimentel	66	Engineer	219.804.387-49	Member	Undetermined

34

Company does not have audit, financial, compensation or statutory committees installed.

12.8 – MANAGERS AND MEMBERS OF THE TAX BOARD

BOARD OF DIRECTORS

Name: Márcio Pereira Zimmermann

Márcio Pereira Zimmermann is an electrical engineer that has 30 years of experience in the sector. He has a Bachelor’s degree from Pontifical Catholic University of Rio Grande do Sul (PUC/RS), a Postgraduate degree in Electrical Systems Engineering from Federal College of Engineering of Itajubá and a Master’s degree in Electrical Engineering from Pontifical Catholic University of Rio de Janeiro (PUC-Rio).  Zimmermann has been working for Eletrobras Eletrosul since 1980. He participated of Mixed Technical Commission of Itaipu Binacional and represented Eletrobras Eletrosul in the Steering Committee of the Coordinating Group for Interconnected Operation (GCOI). He was a member of the Board of Directors of the Coordinating Group for Planning of the Electrical Sector Expansion (GCPS) and Coordinating Committee for Planning of the Electrical Systems Expansion (CCPE), in addition to performing as general coordinator of the Operating Technical Group of North Region (GTON/Eletrobras). He was one of the founders and the first president of the Brazilian Association of Large Companies of Electric Power Transmission (Abrate). He chaired the Board of Directors of Eletrobras CGTEE, Eletrobras Cepel, Eletrobras Eletrosul and Empresa de Pesquisa Energética (EPE). He represents the Ministry of Mines and Energy in the Board of Directors of the National Operator of the Eletrical System (ONS). He has held several technical and managerial positions at Eletrobras Eletrosul, Eletrobras Cepel, Itaipu Binacional, Eletrobras and Ministry of Mines and Energy. He was Chief Production and Commercialization Officer and Chief Technical Officer of Eletrobras Eletrosul, Chief Research and Development Officer of Eletrobras Cepel and Chief Engineering Officer of Eletrobras. Currently, he is a member of the Board of Directors of Petrobras, Petrobras Distribuidora and chairman of the Eletrobras’ Board of Directors. Since January 2005, he has been an active member of the Executive Secretariat of the National Council for the Energetic Policy (CNPE) at the Ministry of Mines and Energy. He coordinates the Permanent Commission for Analysis of Methodologies and Software of the Electrical Sector (CPAMP). He was secretary of Energetic Planning and Development, executive secretary and, currently, he holds the position of minister of Mines and Energy.

Note: We have no knowledge of the existence of final and unappealable convictions.

Name: José da Costa Carvalho Neto

José da Costa Carvalho Neto is an electrical engineer and has a Master’s degree in Electrical Engineering from Federal University of Minas Gerais. He was deputy secretary of Mines and Energy of Minas Gerais, in 1987, and Chairman of Companhia Energética de Minas Gerais (Cemig) between July 1998 and January 1999. Also at Cemig, where he started as a trainee in 1966, he was Chief Distribution Officer, from 1991 to 1997, and held the positions of superintendent, manager of Department and Division. He was a professor of the Power Plants course at Pontifical Catholic University-MG, from 1970 to 1977. In the private sector initiative, he held the positions of CEO of Arcadis Logos Energia, member of the Board of Directors of Logos Engenharia and Enerconsult and officer of Orteng Equipamentos e Sistemas.

Note: We have no knowledge of the existence of final and unappealable convictions.

Name: Mauricio Muniz Barretto de Carvalho

35

Mauricio Muniz Barretto de Carvalho has been Secretary of the Growth Acceleration Program since May 2011 when he was appointed to hold the position. He has a Master’s degree in Public Administration and Urban Planning from Fundação Getúlio Vargas – FGV and a Bachelor’s degree in Public Administration also from FGV. He was an Officer at Escola Nacional de Administração Pública – ENAP (Brazilian National School of Public Administration), in the areas of Administration and Finances and Development of Managers and Servants, between 1999 and 2002. In 2003, he assumed the Management of Monitoring, Evaluation, Audit and Qualification of the Ministry of Education and, after, the Management of Educational Inclusion Programs of the same body. He was Special Adviser of the Presidency of Republic, from 2003 to 2004, when he assumed the position of Deputy Chief of Articulation and Monitoring of the Civil Affairs Ministry of Presidency of Republic, liable for articulating the action of the Government and monitoring strategic projects, specially the Growth Acceleration Program – PAC.

Note: We have no knowledge of the existence of final and unappealable convictions.

Name: José Antônio Corrêa Coimbra

José Antônio Corrêa Coimbra has a Bachelor's degree in Civil Engineering from the Federal University of Pará and a Master's degree in Production Engineering from the Federal University of Santa Catarina. Currently, he is Chief of Staff of the minister of Mines and Energy and has several works published in Brazil and abroad. At the Eletrobras System, he was Chief Engineering Officer of Centrais Elétricas do Norte do Brasil S.A. (Eletronorte) and worked for this company between 1977 and 2005. He was a member of the Board of Directors of Eletronorte and has already held the same position at Electric Power Research Center (Centro de Pesquisa de Energia Elétrica – Cepel) and Previnorte.

Note: We have no knowledge of the existence of final and unappealable convictions.

Name: Wagner Bittencourt de Oliveira

Wagner Bittencourt de Oliveira has a Bachelor’s degree in Finances and Capital Market from PUC/RJ in June 1974. He is President, CEO and Director of companies of the public and private sectors, such as the logistics, financial, mining, metallurgy and equipment sectors. He has 20 years of executive experience. Wagner was secretary of Ministry of National Integration, superintendent of Sudene, President of Companhia Ferroviária do Nordeste (Northeast Railroad Company) and officer, superintendent, head of department and manager of several units of BNDES (Brazilian National Development Bank). He is the current Chief Infrastructure and Basic Inputs Officer of BNDES. Member of the Board of Directors of several companies, such as Caraíba Metais, Sibra, Cadam, Usiminas Mecânica, Banco do Nordeste and Eletrobras.

Note: We have no knowledge of the existence of final and unappealable convictions.

Name: Luiz Soares Dulci

Luiz Soares Dulci is professor of Portuguese Language and Portuguese Literature. Currently, he composes the Economic Policy Chamber, Industrial Policy Council and Economic and Social Development Council of the Federal Government. Between 1996 and March 2003, he was president of the Perseu Abramo Foundation for Economic, Political, Social and Cultural Studies. From 1997 to 1998, he was municipal secretary of Culture of Belo Horizonte and, from 1993 to 1996 he was secretary of the City Hall of Belo Horizonte. He participated as incumbent member, in 1982, of the Permanent Commission for Education and Culture of the Chamber of Deputies.

Note: We have no knowledge of the existence of final and unappealable convictions.

Name: Virginia Parente de Barros

Virginia Parente de Barros has a Postgraduate degree in Energy with focus on regulation from USP (University of São Paulo), a PhD in Administration from Federal University of Bahia and a Bachelor’s degree in Economy from University of Brasília. She has 12 years of experience as executive in the financial sector, performing in national and international investment banks, such as Chemical Bank (current JP Morgan Chase), BankBoston, Unibanco and Banco Votorantim, among others. In the last years, as a professor graduated by USP, she has been performing in education, research and extension, including advisory activities in areas of Finances, Economy, Public Administration and Regulation applied to energy, environmental and energetic policy and safety matters. She is chairwoman of Strategic Committee for Energy of Brazilian-American Chamber of Commerce (AMCHAM) and an Officer of Brazilian Society for Energy Planning (Sociedade Brasileira de Planejamento Energético - SBPE), which comprises several universities and research centers in energy.

Note: We have no knowledge of the existence of final and unappealable convictions.

36

Name: Lindemberg de Lima Bezerra

Lindemberg de Lima Bezerra is federal public servant for 12 years. He has a Bachelor’s degree in Economics from Federal University of Rio Grande do Sul (1989-1993) and a Master’s degree in Economics from University of São Paulo (1994-1996). He has held the position of Chief of Staff of the Secretary of National Treasury since June 2007. And he also held the position of Economic-Tax Advisor at Secretariat of National Treasury (1997-June 2007).

Note: We have no knowledge of the existence of final and unappealable convictions.

TAX BOARD

Name: Charles Carvalho Guedes (incumbent director - specialist)

He has a Bachelor’s degree in System Analysis from Catholic University of Brasília (1991), with specialization in Accounting from Fundação Getúlio Vargas (1999). Since 1995, he has been public servant of the career of Analyst of Finances and Control of the National Treasury Secretariat. Before being appointed as Coordinator of Equity Interests of Union, he held the position of Advisor of the National Treasury Secretariat, between 1998 and 2007. He was tax director of several companies, among them: Banespa Serviços Técnicos e Administrativos S.A. (from 1998 to 2001), Banco do Estado de Santa Catarina – BESC (from 2000 to 2004), Centrais Elétricas Brasileiras S. A. – Eletrobrás (from 2004 to 2006) and National Development Bank – BNDES (from 2006 to 2010).

Note: We have no knowledge of the existence of final and unappealable convictions.

Name: Danilo de Jesus Vieira Furtado (incumbent director)

Danilo de Jesus Vieira Furtado has a Bachelor’s degree in Social Communication from Federal University of Maranhão. He is career employee at Banco do Brasil at the disposal of the Federal Government. He was Tax Director at Lightpar, and now he is Special Advisor of the Ministry of Mines and Energy – MME.

Note: We have no knowledge of the existence of final and unappealable convictions.

Name: Jairez Eloi de Souza (deputy director)

Jairez Eloi de Souza has a Bachelor’s degree in Administration and a Master’s degree in Public and Corporate Management from FGV. He has more than 20 years of experience in the staff of the Ministry of Mines and Energy, where he has held several positions, among them, coordination and supervision of General Administration, general coordination of Human Resources, activities of General-Ombudsman, coordination of addressing and services of external and internal demands, position of General-Ombudsman and activities of superior advisory to State Ministers. He is author of several articles and co-author of the book Guia de Direitos do Servidor (Orientações de A a Z). Brasília-DF. 1991. DIN/MJ.

Note: We have no knowledge of the existence of final and unappealable convictions.

Name: Ricardo de Paula Monteiro (deputy director)

Ricardo de Paula Monteiro has a Bachelor’s degree in Economics and was career employee of Eletronorte from 1979 to 2000, where he held several positions, such as: Chief of Staff of Organization and Methods, Manager of the Business Planning Department, Chief of the Advisory of Presidency Communication. Currently, he is Special Advisor of the Ministry of Mines and Energy.

Note: We have no knowledge of the existence of final and unappealable convictions.

Name: Leila Przytyk (deputy director of the specialist)

She has a Bachelor’s degree in Economics from UnB-DF (2001) and specialization in Finances from Ibmec - Brasília. In 2000, she took a civil service examination and was hired at Banco do Brasil. In 2002, she took a civil service examination and was hired at National Treasury Secretariat. At the National Treasury, she has performed in the tax area. She was project manager in the organized operations management (from 2006 to 2008) of the coordination of tax funds and operations.

Currently, she is Analyst of the management of sector studies for the coordination of public investment.

Note: We have no knowledge of the existence of final and unappealable convictions.

Jarbas Raimundo de Aldano Matos (incumbent director)

37

Jarbas Raimundo de Aldano Matos is an Electrical Engineer – Course of Electrical Systems Engineering – CESE at Escola Federal de Engenharia de Itajubá (Federal School of Engineering of Itajubá) – Minas Gerais. At the Ministry of Mines and Energy, he held the following positions: Advisor of the Energetic Planning and Development Secretariat in 2005, Special Advisor at Executive Secretariat from 2008 to 2009, Special Advisor at the Cabinet of the Minister in 2010 and Special Advisor at Executive Secretariat since 2011. He worked at ANEEL from May 1998 to February 2005. At Centrais Elétricas do Sul do Brasil S. A. – ELETROSUL, he held, during his career, several technical positions, as well as the managerial position at the department level. Cumulatively to the activity at Eletrosul, he participated of the following work: Period: MAY/94 to DEC/95 Position: Coordinator of the Working Group instituted by Directive No. 246 of May 24, 1994, of the Ministry of Mines and Energy – MME. Coordination and control of the implementation of the Emergency Program for Recovery of the Electric Power Public Service in the Municipalities of Ji-Paraná, Ariquemes, Pimenta Bueno, Cacoal, Espigão D´Oeste, Ministro Andreazza, Presidente Médici, Jaru, Ouro Preto do Oeste and Machadinho D´Oeste, of the State of Rondônia, according to Art. 3, of Decree of May 20, 1994. At Centrais Elétricas de São Paulo S. A. – CESP, he performed activities as electrical engineer.

Note: We have no knowledge of the existence of final and unappealable convictions.

12.9 – REPORT THE EXISTENCE OF MARITAL RELATIONSHIP, STABLE UNION OR KINSHIP UP TO THE SECOND DEGREE AMONG: (Items a, b, c and d)

Not applicable

12.10 – REPORT SUBORDINATION, SERVICES PROVISION OR CONTROL RELATIONSHIPS MAINTAINED, IN THE LAST 3 FISCAL YEARS, AMONG THE ISSUER’S MANAGERS AND: (Items a, b and c)

Not applicable

12.11 – DESCRIBE THE PROVISIONS OF ANY AGREEMENTS, INCLUDING INSURANCE POLICIES THAT ESTIMATE THE REIMBURSEMENT OF EXPENSES SUPPORTED BY THE MANAGERS, ARISING FROM THE REPARATION OF DAMAGES CAUSED TO THIRD PARTIES OR TO THE ISSUER, PENALTIES ENFORCED BY STATE AGENTS, OR AGREEMENTS WITH THE PURPOSE OF CLOSING ADMINISTRATIVE OR LEGAL PROCEEDINGS, IN VIRTUE OF THE PRACTICE OF THEIR POSITIONS:

The company does not have any insurance policy contracted.

12.12 – Provide any other information that the issuer considers relevant

All relevant information related to this topic was disclosed in the items above.

13 – COMPENSATION OF THE MANAGEMENT

13.1 -    DESCRIBE THE POLICY OR PRACTICE FOR THE COMPENSATION OF THE BOARD OF DIRECTORS, EXECUTIVE MANAGEMENT OR TAX BOARD, ADDRESSING THE FOLLOWING ASPECTS:

a) objectives of the compensation policy or practice

The objectives of the policy and practices are to compensate the company’s officers and directors, considering their responsibility, time dedicated to the position, professional capability and reputation, as well as the practices applied by the market to companies with the same size of Eletrobras.

b) compensation composition, indicating:

i. description of the compensation elements and the objectives of each one of them:

38

The establishment of the compensation of the company’s officers and directors follows a process that has already been established in which the amount is approved by the Annual General Meeting (AGM), taking into consideration the period from April, of the current year, to March of the subsequent year.

The computation considers, in the case of the President and Officers, the amounts related to the monthly fees, vacation allowance, Christmas bonus, profit and income sharing, complementary private pension plan, transfer allowance, group life insurance, pre-need (funeral insurance), medical expenses, meal voucher and housing allowance, under the terms of Decree No. 3.255, of November 19, 1999.

In the case of members of the Board of Directors and Tax Board, the monthly fees are established in one tenth of the compensation, in monthly average, of the members of the Executive Management (President and Officers), excluding amounts related to: vacation allowance, Christmas bonus, profit and income sharing, complementary private pension plan, transfer allowance, group life insurance, pre-need (funeral insurance), medical expenses, meal voucher and housing allowance, as well as to support travel and locomotion expenses necessary to the performance of the position of managing director and tax director.

The amount is sent by the Department for Coordination and Control of the State-owned Companies (Departamento de Coordenação e Controle das Empresas Estatais - DEST) of the Ministry of Budget Planning and Management that defines the individual amounts and submits them to the National Treasury Secretariat, which, in turn, submits them in the form of a vote suggestion to be decided in the AGM.

After its approval, this amount is provided for in the Minutes of the AGM, which is a public domain.

Disclosure and approval of such amount are in compliance with Act. 6.404/76 and regulations of the regulatory bodies (DEST, CVM etc.).

ii. the proportion of each element in total compensation:

There is no standard proportion, as the amount is sent by the Department for Coordination and Control of the State-owned Companies (DEST) of the Ministry of Budget Planning and Management that defines the individual amounts and submits them to the National Treasury Secretariat, which, in turn, submits them in the form of a vote suggestion to be decided in the AGM.

iii. methodology of computation and readjustment of each one of the compensation elements:

There is no single methodology of computation and readjustment, as the amount is sent by the Department for Coordination and Control of the State-owned Companies (DEST) of the Ministry of Budget Planning and Management that defines the individual amounts and submits them to the National Treasury Secretariat, which, in turn, submits them in the form of a vote suggestion to be decided in the AGM.

iv. reasons that justify the compensation composition:

They are in compliance with the compensation practices applied by the market to Eletrobras peers.

c) key performance indicators that are taken into consideration in determining of each compensation element

Amounts are associated to the negotiation and approval of DEST.

d) how compensation is structured to reflect the evolution of the performance indicators

39

Amounts are associated to the negotiation and approval of DEST.

e) how the compensation policy or practice is aligned with the short-, medium- and long-term interests of the issuer

The compensation of the Eletrobras’ Officers and Directors seeks to promote the recognition and an alignment with the short-, medium- and long-term strategies of Eletrobras.

f) existence of compensation supported by subsidiaries, controlled companies or direct or indirect controlling companies

There is none.

g) existence of any compensation or benefit related to the occurrence of certain corporate event, such as the disposal of the issuer’s controlling interest

There is none.

13.2 – Regarding the compensation recognized in the income statement of the 3 last fiscal years and the compensation expected to the current fiscal year of the Board of Directors, Board of Statutory Officers and Tax Board, prepare a table with the following content:

2008 R$
Body	Board of Directors	Statutory Officers	Tax Board	Total
Number of members	8	6	5	19
Annual fixed compensation:
Salary / management compensation	-	1,838,536.95	-	1,838,536.95
Allowance	-	173,729.43	-	173,729.43
Vacation		186,994.20		186,994.20
Direct or indirect benefits (separated)
food voucher	-	34,223.50	-	34,223.50
pension plan	-	79,363.01	-	79,363.01
living allowance	-	66,250.35	-	66,250.35
Medical reimbursement	-	1,495.99	-	1,495.99
life insurance	-	-	-	-
Compensation for participating in committees	284,010.29	-	167,544.23	451,554.52
Others (housing allowance)	-	55,473.33	-	55,473.33
Variable compensation
Bonus	-	-	-	-
Income sharing	-	188,762.94	-	188,762.94
Compensation for attending meetings	-	-	-	-
Commissions	-	-	-	-
Others	-	-	-	-
Post-employment
End of the term of office
Stock-based compensation
Total Compensation per body	284,010.29	2,624,829.70	167,544.23	3,076,384.22

40

2009 R$
Body	Board of Directors	Statutory Officers	Tax Board	Total
Number of members	8	6	4	18
Annual fixed compensation:
Salary / management compensation	-	2,331,138.72	-	2,331,138.72
Allowance	-	222,372.11	-	222,372.11
Vacation	-	74,782.26	-	74,782.26
Direct or indirect benefits (separated)
food voucher	-	40,485.00	-	40,485.00
pension plan	-	95,699.91	-	95,699.91
living allowance	-	-	-	-
Medical reimbursement	-	12,078.72	-	12,078.72
life insurance	-	-	-	-
Compensation for participating in committees	323,764.26	-	180,781.96	504,546.22
Others (housing allowance)	-	64,800.00	-	64,800.00
Variable compensation
Bonus	-	-	-	-
Income sharing	-	242,244.72	-	242,244.72
Compensation for attending meetings	-	-	-	-
Commissions	-	-	-	-
Others	-	-	-	-
Post-employment
End of the term of office
Stock-based compensation
Total Compensation per body	323,764.26	3,083,601.44	180,781.96	3,588,147.66

41

2010 R$
Body	Board of Directors	Statutory Officers	Tax Board	Total
Number of members	9	6	4	19
Annual fixed compensation:
Salary / management compensation		2,765,303.82		2,765,303.82
Special Officers’ Allowance		241,918.47		241,918.47
Vacation		467,563.78		467,563.78
Direct or indirect benefits (separated)
food voucher		40,784.50		40,784.50
pension plan		128,832.98		128,832.98
living allowance		97,119.75		97,119.75
Medical reimbursement		24,645.23		24,645.23
life insurance		11,866.38		11,866.38
Compensation for participating in committees	322,297.50		187,600.00	509,897.50
Others (housing allowance)		87,910.00		87,910.00
Variable compensation
Bonus
Income sharing		444,800.44		444,800.44
Compensation for attending meetings
Commissions
Others
Post-employment
End of the term of office
Stock-based compensation
Total Compensation per body	322,297.50	4,310,745.35	187,600.00	4,820,642.85

42

2011 * R$ mil
Body	Board of Directors	Statutory Officers	Tax Board	Total
Number of members	9	6	4	19
Salary / management compensation		2,660		2,660
Officers’ Allowance		220		220
Vacation		202		202
Direct and Indirect Benefits		803		803
Compensation for participating in committees	386		191	577
Income sharing		463		463
Total Compensation per body	386	4,348	191	4,925

* The amounts of 2011 are estimated and subject to changes in the Annual General Meeting – AGM.

Notes:

1.    The Eletrobras’ Board of Directors and Tax Board are, in a statutory manner, integrated, respectively, by 10 and 5 members. The Company’s president is also a member of the Board of Directors.

2.    Compensations that comprised from January to April/2010 will be subject to confirmation of the Shareholders’ Meeting to compose the period from May to December 2010.

13.3 – Regarding the variable compensation of the 3 last fiscal years and the variable compensation expected to the current fiscal year of the Board of Directors, Board of Statutory Officers and Tax Board, prepare a table with the following content:

Comprising months from January to April 2011* R$
a) Body	Board of Directors	Statutory Officers	Tax Board	Total
b) Number of members	9	6	4	19
c) Regarding bonus
Minimum amount provided for in the compensation plan	-	-	-	-
Maximum amount provided for in the compensation plan	-	-	-	-
Amount provided for in the compensation plan, if the established goals are achieved	-	-	-	-
Amount effectively recognized in the income statement	-	-	-	-
d) Regarding income sharing
Minimum amount provided for in the compensation plan	-	-	-	-
Maximum amount provided for in the compensation plan	-	463,050.00*		-
Amount provided for in the compensation plan, if the established goals are achieved	-	-	-	-
Amount effectively recognized in the income statement	-	-	-	-

* Amount estimated to 2011.

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Notes:

1.    The Eletrobras’ Board of Directors and Tax Board are, in a statutory manner, integrated, respectively, by 10 and 5 members. The Company’s president is also a member of the Board of Directors.

2.    Compensations that comprised from January to April/2010 will be subject to confirmation of the Shareholders’ Meeting to compose the period from May to December 2010.

Comprising the fiscal year ended December 31, 2010 R$
a) Body	Board of Directors	Statutory Officers	Tax Board	Total
b) Number of members
c) Regarding bonus
Minimum amount provided for in the compensation plan	-	-	-	-
Maximum amount provided for in the compensation plan	-	-	-	-
Amount provided for in the compensation plan, if the established goals are achieved	-	-	-	-
Amount effectively recognized in the income statement	-	-	-	-
d) Regarding income sharing
Minimum amount provided for in the compensation plan	-	-	-	-
Maximum amount provided for in the compensation plan	-	444,800.44	-	-
Amount provided for in the compensation plan, if the established goals are achieved	-	-	-	-
Amount effectively recognized in the income statement	-	-	-	-

Notes:

1.    The Eletrobras’ Board of Directors and Tax Board are, in a statutory manner, integrated, respectively, by 10 and 5 members. The Company’s president is also a member of the Board of Directors.

According to Faculty provided for in art. 67 of CVM Instruction No. 480/09, information related to 2007 and 2008 will not be presented.

13.4 –Regarding the compensation plan based on shares of the Board of Directors and Board of Statutory Officers, in effect in the last fiscal year and expected to the current fiscal year, describe:

There is none.

13.5 – Inform the quantity of shares or quotas direct or indirectly held, in Brazil or abroad, and other securities convertible in shares and quotas, issued by the issuer, its direct or indirect controlling companies, subsidiaries or companies under common control, by members of the Board of Directors, Board of Statutory Officers or Tax Board, grouped per body, at the end of the last fiscal year.

44

Statutory Officers
Securities Characteristic	Quantity
FGTS (Government Severance Indemnity Fund for Employees) quotas	-
Common Shares	101
Preferred Shares	-

Board of Directors
Securities Characteristic	Quantity
FGTS quotas	-
Common Shares	517
Preferred Shares	-

Tax Board
Securities Characteristic	Quantity
FGTS quotas	-
Common Shares	-
Preferred Shares	-

13.6 – Regarding the stock-based compensation recognized in the income statement of the 3 last fiscal years and one expected to the current fiscal year, of Board of Directors, Board of Statutory Officers and Tax Board, prepare a table with the following content:

There is none.

13.7 – Regarding the outstanding options of the Board of Directors and Board of Statutory Officers at the end of the last fiscal year, prepare a table with the following content:

There is none.

13.8 – Regarding the options exercised and shares delivered related to the stock-based compensation of the Board of Directors and Board of Statutory Officers, in the last 3 fiscal years, prepare a table with the following content:

There is none.

13.9 – Brief description of the information necessary for understanding the data disclosed in items 13.6 to 13.8, such as an explanation of the pricing model for share and option value, indicating, at least:

There is none.

13.10 – Regarding pension plans in effect granted to members of the Board of Directors and Statutory Officers, provide the following information in a table format:

45

a) Body	Board of Directors	Statutory Officers	Tax Board
b) Number of members	-	5	-
c) Name of the plan	-	Fundação Eletros (5) and Previnorte (1)	-
d) Quantity of management’s members that have the conditions necessary for retirement	*	*	*
e) Conditions necessary for early retirement	*	*	*
f) Updated amount of contributions accumulated in the pension plan until the end of the last fiscal year, less the portion related to contributions made directly by management’s members	-	-	-
g) total accumulated amount of contributions made during the last fiscal year, less the portion related to contributions made directly by the management’s members	-	-	-
h) Whether the early redemption is possible or not, and on what conditions	**	**	**
Minimum amount provided for in the compensation plan	-	-	-

* Considering that the Eletrobras’ Officers and Directors can be dismissed from the position at any time upon decision of the Shareholders’ Meeting, there is nothing to consider about the quantitative or conditions of early retirement.

** Pension plans have specific conditions and rules for early redemption; among them is the possibility of redemption only of part of the contributions made by the participants.

 13.12 – Describe contractual arrangements, insurance policies or other instruments that organize mechanisms for compensating or indemnifying management in the event of dismissal from the position or retirement, indicating the financial consequences to the issuer

There is none.

13.13 – Regarding the last 3 fiscal years, indicate the total compensation percentage of each body recognized in the issuer’s income statement related to the members of the Board of Directors, Board of Statutory Officers or Tax Board that are parties related to, direct or indirect, controlling companies, as established by the accounting rules that address this matter

There is none.

13.14 – Regarding the last 3 fiscal year, indicate the amounts recognized in the issuer’s income statement as compensation paid to the members of the Board of Directors, Board of Statutory Officers or Tax Board, grouped per body, for any reason other than the position they hold, for example, commissions and fees for consultancy and advisory services provided

There is none.

13.15 – Regarding the last 3 fiscal years, indicate the amounts recognized in the income statement of the direct or indirect controlling companies, companies under common control and subsidiaries of the issuer, as compensation paid to the members of the Issuer’s Board of Directors, Board of Statutory Officers or Tax Board, grouped per body, specifying the reason such amounts were paid to the these people

46

There is none.

13.16 – Provide any other information that the issuer considers relevant

There is none.

47

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 08, 2011
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.